UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                              EURBID.COM, INC.
                              (Name of Issuer)

                        Common Stock, par value $.01
                       (Title of Class of Securities)

                                  298438102
                               (CUSIP Number)

                             Randall W. Heinrich
                         1000 Louisiana, Suite 6905
                            Houston, Texas 77002
                                713-951-9100
         (Name, Address, and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              October 17, 2000
           (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                        SCHEDULE 13D

                                     CUSIP No. 298438102
-------------------------------------------------------------
     1)              Names of Reporting Person

                                    Roger W. Cope

                     I.R.S. Identification Nos. of Above Persons (entities only)



-------------------------------------------------------------
     2)              Check the Appropriate Box if a Member of a Group
                     (See Instructions)

                                                       (a) [ ]
                                                       (b) [ ]
-------------------------------------------------------------
     3)   SEC Use Only
-------------------------------------------------------------
     4)   Source of Funds:
                                    OO
-------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                    N/A
-------------------------------------------------------------
     6)   Citizenship or place of Organization:
                                UNITED STATES
-------------------------------------------------------------
                     (7)        Sole Voting Power
Number of                                    25,095
Shares
Bene- __________________________________________________
ficially             (8)        Shared Voting Power
owned by                               -0-
Each
Report- ___________________________________________________
ing Person           (9)        Sole Dispositive Power
With                                          25,095
-------------------------------------------------------------
                     (10)       Shared Dispositive Power
                                               -0-
-------------------------------------------------------------
          11)        Aggregate Amount Beneficially Owned by Each
Reporting Person:
                                              25,095
-------------------------------------------------------------
          12)        Check if the Aggregate Amount in Row (11) excludes
certain shares:
                                    [X]
-------------------------------------------------------------
          13)        Percent of Class Represented by Amount in Box (11):
                     Less than three tenths of one percent
-------------------------------------------------------------
          14)        Type of Reporting Person
                                    IN



ITEM 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock") issued by Eurbid.com, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 1590 Corporate Drive, Costa Mesa, California 92626.

ITEM 2.  Identity and Background

         This Statement is being filed by Roger W. Cope (the "Reporting Person"), whose principal business address is 5663 East 9 Mile Road, Warren, Michigan 48091. The Reporting Person is principally engaged as Vice President - Business Development of Lamb Technicon Machining Systems. The Reporting Person is a United States citizen. During the last five years, the Reporting Person has not been convicted in a criminal proceeding. During the last five years, the Reporting Person has not has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The Reporting Person acquired the 963,636 shares of Common Stock giving rise to the filing of this statement in satisfaction of a loan by the Reporting Person to the Company having an outstanding balance of $33,000 and other consideration having a value of $20,000 (for total consideration in the amount of $53,000). Shortly after the acquisition of these 963,636 shares, the Reporting Person sold them in a private transaction in which the control of the Company was transferred to another person.

ITEM 4.  Purpose of Transaction

         On  August  31,  2000  at  a  Special  Meeting  of  Stockholders,   the
stockholders of the Company authorized issuances of Common Stock (the "Discretionary Stock Issuances"), in the discretion of the Board of Directors but subject to certain restrictions, to creditors of the Company (including officers and directors of the Company) in satisfaction of amounts owed by the Company to such creditors, whether in the form of loans or accrued salaries. The Board of Directors of the Company submitted the Discretionary Stock Issuances to the stockholder for their consideration on the belief that the Discretionary Stock Issuances were a means by which the Company could eliminate certain outstanding claims that could be asserted against the Company at any time and by which the Company could eliminate certain liabilities reflected on the Company's financial statements. At the time that the Discretionary Stock Issuances were approved by the Board of Directors and stockholders, the Company did not have, and appeared as if it would not have for the foreseeable future, financial resources sufficient to satisfy these or any other liabilities of the Company.

         Upon the terms and conditions approved by the Board of Directors and stockholders, the Discretionary Stock Issuances could be made to persons (including officers and directors of the Company) owed amounts by the Company. The persons to be issued Common Stock, the number of shares to be issued to them, the terms, provisions and conditions upon which the Common Stock would be issued and the documentation memorializing the issuances were all within the sole discretion of the Board of Directors, subject to certain restrictions. These restrictions required that any Discretionary Stock Issuance to a director of the Company be approved by a majority of directors other than the director to receive the Discretionary Stock Issuance. These restrictions also required that the number of shares of Common Stock being issued not have an aggregate market value at the time of issuance exceeding the amount being satisfied by the Common Stock if the Common Stock being issued were freely tradeable immediately after issuance, or not have an aggregate market value at the time of issuance twice the amount being satisfied by such issuance if the Common Stock being issued were not freely tradeable immediately after issuance. The rationale for distinguishing between freely and non-freely tradeable stock was that the Company has generally received for the sale of non-freely tradeable Common Stock only 50% of the then current market value of freely tradeable Common Stock. The Discretionary Stock Issuances were not subject to adjustments increasing or decreasing the number of shares of Common Stock comprising them based on changes in the market value of the Common Stock after the Discretionary Stock Issuances.

         Pursuant to the general authorization of stockholders and the specific authorization of the Board of Directors, the Company issued to the Reporting Person 963,636 shares of non-freely tradeable Common Stock on October 17, 2000 in satisfaction of a loan by the Reporting Person to the Company having an outstanding balance of $33,000 and other consideration having a value of $20,000 (for total consideration in the amount of $53,000). The closing price for the Common Stock on October 17, 2000 was $.11, and one-half of this closing price (or $.055) was used in computing the number of shares of Common Stock to which the Reporting Person was entitled to receive in connection with the Discretionary Stock Issuance.

         Effective November 15, 2000, the Reporting Person sold all of the preceding 963,636 shares of Common Stock in a private transaction in which the control of the Company was transferred to another person. The aggregate net sales price for these shares was approximately $25,176.

         In addition, in March and June 2000, the Reporting Person sold a total of 21,280 shares of Common Stock (adjusted for the Company's 1-for-25 reverse stock split) on the open market pursuant to the exemption provided for by Rule 144 under the Securities Act of 1933, for an aggregate sales price of approximately $44,224.

ITEM 5.  Interest in Securities of the Issuer

         The Reporting Person individually owns 25,095 shares of Common Stock for which he is the beneficial owner.

         In addition to the above, Elizabeth Cope, the Reporting Person's spouse, owns 480 shares of Common Stock. Pursuant to Rule 13d-3 promulgated under the Act, the Reporting Person may be deemed the beneficial owner of the shares of Common Stock owned by his spouse. However, the filing of this statement shall not be construed as an admission, for purposes of Section 13(d) and Regulation D of the Act nor for any other purpose or under any other provision of the Act or rules promulgated thereunder, that the Reporting Person is the beneficial owner of such shares.

         Except for the acquisitions and sales of common stock described above, the Reporting Person has not effected any transaction in or with respect to the Common Stock during the past 60 days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         N/A

ITEM 7.  Material to be Filed as Exhibits

         No Exhibits are being filed with this statement.

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2000

                  /s/Roger W. Cope
Name/Title_______________________________________

             ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS
               OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
                            (SEE 18 U.S.C. 1001).